FORM OF INTRODUCTORY LETTER

Exhibit (a)(1)(ii)

May 16, 2014

Dear Warrant Holders:

We are pleased to offer our Warrant Holders with an opportunity to exchange their outstanding Warrants for shares of our common stock, no par value per share, at the rate of 14.17707 shares of common stock for every $10.00 of value of the tendered Warrants. To participate in the offer, you must properly tender your eligible Warrants prior to 11:59 p.m., Eastern Time, on June 16, 2014, unless we extend the period of time the offer is open. We are making this offer upon the terms and subject to the conditions described in this offer to exchange.

The following summarizes the principal terms of the Offer to Exchange:

•	Eligible Warrants. The offer relates to all our outstanding Warrants.

•	Exchange ratio. The exchange ratio shall be 14.17707 shares of common stock for every $10.00 of value of the tendered Warrants. For example, if a Warrant Holder tenders Warrants valued at $1,000, the Warrant Holder would receive 1,417 shares of common stock.

•	Valuation of Warrant. All Warrants have been valued based upon the Black Scholes Option Valuation Method.

•	Offering period. The offer will end at 11:59 p.m., Eastern Time, on June 16, 2014, unless we extend the offer. We refer to the date and time this offer ends as the expiration date.

•	Tender of Warrants. You may voluntarily decide if you should exchange your Warrants. If you elect to exchange your Warrants, you may elect to tender some or all of your Warrants. If you do not participate in this offer, you will retain your existing Warrants, without any change.

•	Withdrawal of elections. You may change your mind after you have tendered Warrants and withdraw some or all tendered Warrants from the offer at any time before the expiration date. However, you will be bound by the last properly submitted election form or withdrawal form that we receive prior to the expiration date.

•	Cancellation of exchanged Warrants. The Warrants that are properly tendered and not validly withdrawn will be cancelled on the first business day after the expiration date. We refer to this date as the cancellation date. We expect the cancellation date to be June 16, 2014 unless we extend the offer.

•	Issuance of common stock. We will issue the new shares of common stock promptly after the expiration date.

•	Terms of common stock. The shares of common stock issued in the exchange will be fully paid and non-assessable. As long as you are not an affiliate of Axion, the shares will be freely tradable.

If you desire to tender and exchange less than all of your Warrants, you should indicate the same on the transmittal letter that has been included for your use.

Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should participate in the Offer. Our common stock is traded on the Over the Counter Bulletin Board under the symbol “AXIH.” On May 15, 2014, the last trading day before the commencement of this offer, the closing price of our common stock was $0.72. You should obtain current market quotations for our common stock before deciding whether to tender any of your eligible Warrants.

If you have any questions, please contact Don Fallon, Axion’s Chief Financial Officer at dfallon@axih.com or (740) 452-2500

Most sincerely,

/s/    Steven Silverman

Steven Silverman

Chief Executive Officer

May 16, 2014